Brandon Lombardi
Tel. 602.445.8335
Fax. 602.445.8679
LombardiB@gtlaw.com
March 4, 2010
VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM
Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Attention: Lauren Nguyen

Re:	Roadrunner Transportation Services Holdings, Inc. (the “Company”) Amendment No. 2 to Registration Statement on Form S-1 File No. 333-152504 Filed October 7, 2008
Dear Ms. Nguyen:
     As we previously discussed, due to stock market conditions beginning in the second half of 2008, the Company decided to delay its activities relating to its initial public offering (“IPO”). The Company did not withdraw its Registration Statement on Form S-1 because it planned to continue its IPO efforts as soon as the public markets allowed. Now that the public markets appear to be more receptive to new offerings, the Company is again pursuing its IPO and is today filing Amendment No. 3 to the Registration Statement (the “Amendment”) via the Commission’s EDGAR system. The Company is delivering four marked courtesy copies of the Amendment to you today via FedEx.
     We express our appreciation for your review of Amendment No. 2 to the Registration Statement (“Amendment No. 2”). On behalf of the Company, we are responding to comments on Amendment No. 2 provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 30, 2008. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each Staff comment in bold, italicized type. To further facilitate the Staff’s review, the enclosed courtesy copies of the Amendment have been marked in the margins to indicate the location of revisions made in response to the corresponding comment numbers.
     During the course of your review, please note that, due to the increase in the size of the Company’s business and a decrease in the size of the business of Group Transportation Services Holdings, Inc. (“GTS”), GTS no longer exceeds any of the thresholds set forth in Rule 3-05 of Regulation S-X. As a result, the Registration Statement is no longer required to include GTS financial statements or pro forma financial statements reflecting the acquisition of GTS by the Company that will occur simultaneous with the closing of the IPO.

Securities and Exchange Commission
Attention: Lauren Nguyen
March 4, 2010

Prospectus
General
1.	Staff Comment: We note your response to prior comment 4. Please provide us with copies of the reports that you reference and indicate the data used in your prospectus. Also, tell us the cost of each report. Explain to us why you believe the fee is nominal for an investor. Alternatively, file the consents as exhibits to the registration statement or revise to state the information is based on your own research.

Company Response: Pursuant to your request, attached hereto as Exhibits A and B, respectively, are copies of the reports from Armstrong & Associates and American Trucking Associations referenced in the Amendment, marked to indicate the data referenced in the Amendment. A consent from each of Armstrong & Associates and American Trucking Associations has been filed as an exhibit to the Registration Statement.
Inside Front Cover Page
2.	Staff Comment: While we note your revisions in response to prior comment 2, the text does not seem to clearly explain the graphic. For instance, you state that you provide services “throughout” Hawaii, Alaska, Mexico, Puerto Rico, and Canada. It appears that you only have one delivery agent in Alaska and Canada. Also, no locations appear on Hawaii or Puerto Rico. Text should be used to the extent necessary to explain the graphics. Please revise your text to clearly explain the graphic or advise.

Company Response: Pursuant to your request, the Company has revised the text to explain that the Company provides customized non-asset based transportation and logistics services throughout the United States and into Mexico, Puerto Rico, and Canada because the Company’s delivery agents have the ability to deliver freight throughout Hawaii, Alaska, Mexico, Puerto Rico, and Canada through their own partnership arrangements.

3.	Staff Comment: We also note your revisions throughout the prospectus in response to prior comment 6. Please also clarify on the graphic that the Transportation Management Solutions/Third Party Logistics Headquarters is not part of the current operations of your company.

Company Response: Pursuant to your request, the Company has revised the graphic to clarify that the inclusion of Transportation Management Solutions/Third Party Logistics Headquarters assumes the completion of the GTS merger described in the prospectus.
Prospectus Summary
Our Business and Recent Developments
4.	Staff Comment: We note your disclosure on page 2 regarding the declines in the over-the-road freight sector in 2006 and 2007. Please update to describe for investors the current market condition as well as your current position within the market. Similarly revise your risk factors on page 9 and 10, as appropriate.

Company Response: Pursuant to your request, the Company has updated the disclosure to explain to investors that less-than-truckload tonnage in the U.S. over-the-road freight sector declined 22.7% from 2008 to 2009 and that the Company’s less-than-truckload tonnage decreased 4.6% during the same period. In addition, the Company revised the risk factor on

Securities and Exchange Commission
Attention: Lauren Nguyen
March 4, 2010

page 10 to reflect the current market condition (the Company did not revise the risk factor to include reference to its current position within the market as it believes such disclosure would constitute a mitigating factor).
Anticipated Uses of Cash
5.	Staff Comment: We note your response to prior comment 24. If material, please provide a risk factor to discuss the contingent payment to the former owners of Sargent.

Company Response: The Company respectfully advises the Staff that the Company did not make any contingent payments to the former owners of Sargent in 2008 or 2009 because Sargent’s earnings before interest, income taxes, depreciation, and amortization did not exceed $8.0 million for either 2008 or 2009. The Company’s obligation to make contingent payments to the former owners of Sargent terminated at the end of 2009. As a result, the Company has revised the disclosure to remove this anticipated use of cash.
Seasonality
6.	Staff Comment: We note your response to prior comment 25. Please revise your disclosure to include the information you provided in your response.

Company Response: Pursuant to your request, the Company has revised the disclosure to explain that shipments typically are lower during and immediately after the winter holiday season because merchandise to be sold or used during the holiday season are generally manufactured, shipped, and delivered before the holiday season.
Competition
7.	Staff Comment: While we note your response to prior comment 26, we did not see clear disclosure of your company as compared to others. Please revise to disclose the approximate number of LTL providers, the number of other non-asset based customized LTL service providers in North America, and the number of TL brokerage operations. Please revise or advise.

Company Response: The Company respectfully advises the Staff that there are thousands of LTL providers and TL brokerage operations throughout North America. In order to provide investors with an understanding of the Company’s position within its industry, the Company has revised the disclosure to state that, according to Transport Topics, an industry publication, the Company is one of the 20 largest LTL providers in North America and one of the 25 largest TL brokerage providers in North America. The report from Transport Topics is publicly available via Transport Topics’ Internet website at no charge. In addition, the Company revised the disclosure to state that, based on its industry knowledge, the Company believes that it is the largest non-asset based provider of LTL services in North America in terms of revenue.

Securities and Exchange Commission
Attention: Lauren Nguyen
March 4, 2010

Part II
Item 15. Recent Sales of Unregistered Securities
8.	Staff Comment: With respect to the unregistered securities offering in March 2007 for 5,000 shares of your Series A preferred stock to former stockholders of Sargent, please revise to provide the rule to support your claims for exemption from registration under Section 4(2) of the Securities and Exchange Act of 1933.

Company Response: Pursuant to your request, the Company has revised Item 15 to include the rule under which the Company claims exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, and to clarify that this offering was made to an aggregate of two former stockholders of Sargent.
Exhibit 5.1
9.	Staff Comment: We note your response to prior comment 33. Your opinion still appears to be based only on the review of items A through D. For instance, the first sentence of your second paragraph states that you have only examined items A through D. Even though you have removed the word “solely,” from the third paragraph, your opinion is still limited to and based upon your review of items A through D. Please revise.

Company Response: Pursuant to your request, Greenberg Traurig has revised its opinion to remove items A through D and to instead state that it has examined such documents, corporate records, certificates of public officials, and other instruments as it has deemed necessary for the purposes of rendering its opinion.

10.	Staff Comment: Please revise your opinion to separately state the number of selling shareholder shares and provide a separate opinion as to whether the selling shareholder shares have been legally issued, have been fully paid, and are non-assessable.

Company Response: Pursuant to your request, Greenberg Traurig has revised its opinion to separately state the number of shares to be sold by selling stockholders and to provide a separate opinion that the shares to be sold by the selling stockholders have been legally issued and are fully paid and non-assessable.
Other
11.	Staff Comment: Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Company Response: The Company acknowledges that it will continue to observe the financial statement updating requirements set forth in Regulation S-X.
12.	Staff Comment: Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Company Response: Pursuant to your request, the Amendment contains a currently dated accountants’ consent and the Company acknowledges its obligation to keep manually signed consents on file for five years.
* * * * *

Securities and Exchange Commission
Attention: Lauren Nguyen
March 4, 2010

     Please note that the Company has included certain changes to the Amendment other than those in response to the Staff’s comments.
     The Company acknowledges your references regarding requests for acceleration of the registration statement, including to Rules 460 and 461. The Company will include the requested acknowledgments and will provide the Staff with adequate time after the filing of any amendment to the registration statement for further review before submitting a request for acceleration, and will provide any acceleration request at least two business days in advance of the requested effective date.
     Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8335 or Bruce Macdonough of our office at (602) 445-8305.
Sincerely,
/s/ Brandon Lombardi
Brandon Lombardi
For the Firm

cc:	Rolaine S. Bancroft (w/enclosure) Mark DiBlasi (w/enclosure)